February 16, 2011

Mellissa Duru
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Cedar Fair

Dear Mellissa:

As counsel for and on behalf of Q Funding III, L.P. and Q4 Funding, L.P. (collectively, "Q Investments" or "Q"), the following responds to the comments set forth in the Staff's comment letter dated February 11, 2011. Although it is normal to respond to comments in the order provided, I have chosen to start with the Staff's comment #8, as it will contain information useful to putting other responses in context.

Soliciting Materials filed February 8, 2011

8. Refer to Rule 14a-9(b). Your disclosure implies throughout that the company may have intended to commit securities fraud. There does not appear to be any factual foundation for such statements given the fact that violations you allege may have occurred have not been subject to a finding of fact and/or adjudicated in a court of law. Given the absence of such a finding, it is inappropriate to make such statements in soliciting materials. Please file corrective disclosures and refrain from making such statements in future filings. We may have further comment.

Response

It should be noted that Q merely filed a copy of a letter it sent to the board of Cedar Fair in which it raised the issue of a possible serious violation of law. It did not pronounce judgment itself. Rather, it called for an independent investigation by the Board.

We believe that any reasonable person, even in the absence of a final judicial finding, should be concerned about a possible violation of Rule 14a-9 and Section 10(b) given the factual predicate that follows:

Logical Inconsistencies

On page 4 of the company's 2004 proxy, in an answer to a question about its shareholder rights plan, it indicates that it will have no impact if a "hostile person wins a Board seat," implying that unitholders will have a right to win a board seat by nominating directors. If the intent was never to allow unitholders to nominate, how could a hostile person ever win a Board seat? It is a logical impossibility to have a hostile person elected to the board without unitholders having the right to elect such person. Therefore the disclosure must be false.

The Company also sought approval of a staggered board, a device designed to prevent proxy contests from succeeding in the first attempt. They disclosed a need to have a staggered board. They stated, on page 14, that the staggered board "could delay a holder of units representing a majority of the voting power from obtaining control of the Board of Directors because the holder would not be able to replace a majority of the Directors prior to at least the second annual meeting of unitholders after it acquired a majority position." Once again, it is impossible to have a holder be able to "replace a majority of the Directors" as this language contemplates without the ability to nominate.  This disclosure is simply untrue without a specific process in place to nominate directors.

The only defense the Company can muster is one sentence, back on page 16, much later than all the promises and Q&A in the front of the proxy, buried back in a discussion of the committees of the board, that there is "currently" no procedure by which unitholders can nominate directors. Stating that there was no "procedure" in place is not equivalent to an express disclosure that there is no "right" or possibility. In fact, to any reasonable person, when the word "currently" is used to qualify a sentence, it suggests that a change may be ahead. Couple this wording with the statement made about the possibility of there being a "hostile person" on the board, and the only reasonable conclusion is that while there is not "currently" a procedure to nominate, the company was representing to unitholders that it would have one put in place shortly to allow for the very situation the company contemplated in its proxy (a hostile person on the board) if such a right did not exist already.

After the 2004 meeting, there was the formation of a new general partnership, with a set of regulations (the Ohio bylaws) which specifically preclude the ability of anyone other than a board-appointed committee or person to nominate a director (Section 14). The adoption of this bylaw flies in the face of what any reasonable person reading the 2004 proxy would think, but even more concerning is that absolutely no disclosure of this new set of bylaws was made to Cedar Fair unitholders - either in the 2004 proxy or in any other public filing since. Is it not misleading to avoid making public the fact that you jumped from no current procedure in place to expressly forbidden? A copy of the bylaws will be provided later for your convenience.

We suggest that any reasonable reading of the 2004 proxy would have led a unitholder to believe they were voting on a plan which would give them the right to nominate and therefore the ability to put a hostile person on the board. We further suggest that even if one could argue there was any ambiguity in the document as to this point, the adoption of the bylaws thereafter likely points to the company's true intent and the failure to disclose these bylaws is very serious, especially if the bylaws were contemplated at the time of the writing of the 2004 proxy. There appears to be a strong basis for an independent committee of the board to conduct an investigation as to whether the Company intended to mislead investors about the ability to use a proxy contest, or whether it was just very poor draftsmanship.

Delaware Case Law

As explained more completely in our response to Comment 5, the company stated in its 2004 proxy that it wanted to go beyond the governance structure of limited partnerships and afford rights given to shareholders of successful public companies. In numerous places (principally pages 1, 2, 7, 11, and 12) the Company sought approval of its changes under the promise to provide a "meaningful" opportunity to elect directors, hold directors accountable, and to allow unitholders to have a say in the governance of Cedar Fair. A copy of the 2004 proxy with highlighted examples is provided for your convenience.

As set forth in the Delaware cases cited below, if shareholders cannot nominate an alternative and are captive to only voting up or down on the board's choice, there is no meaningful voice in governance. The Company apparently claims the opposite to unitholders in its 2004 proxy. Had the unitholders known they were not gaining anything meaningful, would they have voted differently?

Here, we direct your attention the following Delaware decision. In Harrah's Entm't, Inc. v. JCC Holding Co., 802 A.2d 294 (Del. Ch. 2002) (Vice-Chancellor Strine):

"Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates.  Put simply, Delaware law recognizes that the "right of shareholders to participate in the voting process includes the right to nominate an opposing slate."  And, the unadorned right to cast a ballot in a contest for [corporate] office ... is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."

802 A.2d at 310-11 (quoting Durkin v. Nat'l Bank of Olyphant, 772 F.2d 55, 59 (3d Cir.1985); internal footnotes and citations omitted).

Consider also Levitt Corp. v. Office Depot, Inc. 2008 WL 1724244 (Del. Ch. 2008). In deciding that the "business of electing directors includes the nomination of directors," Vice Chancellor Noble stated:

Of course, nominating candidates and voting for preferred candidates are separate steps.... Notwithstanding this difference, nomination is a critical part of the election process -- in the absence of other nominations, the stockholder constituency has no electoral choice as between candidates; instead, the shareholders are left with only an "up or down" vote on the company sponsored candidates. Despite the role of nominations in giving substance to elections, i.e., providing shareholders with a selection of candidates, neither Subchapter VII of the Delaware General Corporation Law nor any provision of Office Depot's Bylaws discusses or imposes limitations on the nomination process. Perhaps the best explanation for this silence is that the concept of nominations is included within the broader category of elections. Typically, the election process is understood as spanning from nomination to voting to vote tabulation to announcement and certification of the results. Given that the Notice speaks generally of "elect[ing] ... Directors," an item of business that contemplates putting forth individuals for stockholder consideration, the Court can discern no persuasive reason why the business of electing directors should not include the subsidiary business of nominating directors for election, especially where no guidance on the nomination process is found in Office Depot's Bylaws or in the Delaware General Corporation Law.

As these Delaware cases make clear, absent an express limitation, the right to elect directors must include, and Q believes will be construed by Delaware courts to include, a right to nominate directors. A mere statement that there is no "current procedure" is not an express limitation. If they intended otherwise, they should have disclosed the express limitation, rather than hide it in the non-public regulations of the Ohio general partner. Further, they should have avoided false promises to "hold directors accountable" and "have a say in the governance of Cedar Fair" as the 2004 proxy states.

Conclusion

In summary, we believe it is appropriate for Q to raise concerns about a violation of the securities laws, both to the Cedar Fair Board and fellow unitholders. This response should lay out a prima facie case for an action against the Company for material misstatements or omissions that made the disclosure misleading. As such, we assert no corrective disclosure is necessary. Q will be careful in the future to not imply that the Company was found or adjudicated to have committed fraud.

General

  Please consistently set forth the purpose of the solicitation and ensure the accuracy of your description of material provisions of the Partnership Agreement. In this regard, we note disclosure stating the solicitation is being conducted to "confirm" the right of unitholders to nominate directors for election. Please revise this disclosure as it implies that the Partnership Agreement already contains provisions permitting unitholders to nominate directors. While this may be the opinion of the participants, it does not appear to be an accurate summary of the provisions included in the current Partnership Agreement. Further, please revise your disclosure to clarify wherever the vote is mentioned, that the vote is non-binding in nature.

  Response

  The Staff comment is noted and the language regarding confirmation of a right will be modified. We advise supplementally that it is the view of the participants that where, as here, a limited partnership agreement grants equity holders the right to elect the directors of its corporate general partner and does not expressly restrict or eliminate the integral and subsumed right to nominate candidates for election, the limited partnership agreement must be construed to include the right to nominate director candidates. We note further that the company's disclosures in 2004 relating to this election right support this interpretation of the partnership agreement, as indicated above. This matter, as you know, is being litigated in the Delaware Court of Chancery in the action captioned Q Funding III, L.P. v. Cedar Fair Management, Inc., C.A. No. 5904-VCS. We will attempt to clarify the nature of the limited partnership provision. Likewise, we will clarify that the vote of unitholders is necessarily non-binding in nature.

  Please refer to disclosure on page 16 of Cedar Fair's 2004 proxy statement. Disclosure therein states that "[d]ue to Cedar Fair's limited partnership structure, there is currently no procedure by which unitholders can nominate directors. This is consistent with general governance of limited partnerships." In light of this statement, it is not apparent that there is a basis for statements you make throughout your preliminary proxy statement and soliciting materials asserting that Cedar Fair is now attempting to remove rights previously enjoyed by unitholders. Please remove such statements or implied assertions or advise.

  Response

  As indicated above, the limited partnership agreement grants unitholders the right to elect the directors of its corporate general partner and does not expressly restrict or eliminate the integral and subsumed right to nominate candidates for election. Accordingly, Q believes that under Delaware law the limited partnership agreement must be construed to include the right to nominate director candidates. The language identified and quoted above only indicates that before the unitholders approved the Fifth Amended and Restated Agreement of Limited Partnership there was no procedure in place for the nomination of directors, and implies that after the approval a procedure may be put in place. In any event, the lack of a procedure for nominating directors of the corporate general partner is not equivalent to the lack of a right to nominate directors. By default, an equity holder can nominate a candidate for election to a board of directors at a meeting of equity holders where no procedure for nominating is otherwise specified.

  The Company's opposition to declaratory relief was a recent action taken by the Company to challenge the rights of unitholders. It was this action that provides support for the statement that Cedar Fair is "now attempting to remove rights previously enjoyed by unitholders." The proxy will be modified to clarify this area. Further, we will revise language that implies that unitholders have an undisputed right to nominate.

  Consistent with the requirements set forth in in Rule 14a-9(a), please correct your disclosure in the preliminary proxy statement and include the disclosure quoted in our prior comment that appeared in Cedar Fair's 2004 proxy statement. Further, please file corrective disclosure in soliciting materials that clearly states that the limitations on the ability of unitholders to nominate directors was in fact disclosed in the 2004 proxy statement filed by Cedar Fair. In this regard, we note the interpretation you provide of such language in the soliciting materials filed on February 8, 2011. Your interpretation should be placed within the appropriate context. As such, please revise your soliciting materials to include the complete statements made by Cedar Fair regarding the lack of nomination rights, inclusive of their disclosure that such limitations were consistent with the general governance structure of limited partnerships.

  Response

  The only disclosure in Cedar Fair's 2004 proxy statement related to the right of unitholders to nominate directors is the statement quoted above in comment 2. As indicated above, this language only indicates that before the unitholders approved the Fifth Amended and Restated Agreement of Limited Partnership there was no procedure in place for the nomination of directors, and implies that after the approval a procedure may be put in place. In any event, there were no disclosures in Cedar Fair's 2004 proxy statement that indicated that there were restrictions or limitations on the ability of the unitholders to nominate directors through a proxy contest. Certainly, the lack of a procedure for nominating directors of the corporate general partner is not equivalent to the lack of a right to nominate directors. Nevertheless, we will amend the preliminary proxy statement and soliciting material to include the complete statement from the Company's 2004 proxy. We believe that the reference to limited partnerships in that quote has little meaning within the context of the Company's other disclosures in the 2004 proxy statement.

  We refer to Rule 14a-9 and prior staff oral comments with respect to the characterization of commentary giving the company an "F" in shareholder rights that appeared in the New York Times. In order to ensure proper characterization of the editorial blog, each time you mention the commentary, please include explicitly (as opposed to a footnote) disclosure that identifies the source as an editorial commentary.

  Response

  We advise the Staff that Professor Davidoff is a regular commentator for the New York Times. As you know, he administers a blog on areas of corporate governance. Given that his article was published in the Business Section of the newspaper, on page B6 (rather than in the editorial section), and there was no indication by the newspaper that this was an editorial piece, we question the need to state that it was an editorial. In response to your oral comment, we qualified his remarks by identifying them as "commentary." We suggest this is sufficient context for the reader. A copy of the article is included for your convenience.

  Your disclosure throughout the soliciting materials and preliminary proxy statement implies that unitholders' rights with respect to the election and nomination of directors is or should be, identical to shareholders' rights with respect to the election and nomination of directors to the board of directors of a corporation. The basis for such an assertion is not apparent given that there are fundamental differences in the governance structure of corporations versus partnerships. Moreover, as noted above, the limitation in nomination rights appears to have been disclosed in the 2004 proxy statement to which you cite. Please revise your preliminary proxy and all other soliciting materials to include clarifying disclosures that removes the suggestion that the unitholders of Cedar Fair have the same rights to nominate management as shareholders of a corporation. Alternatively, set forth the basis of your opinion.

  Response

  As stated above, the limited partnership agreement grants unitholders the right to elect the directors of its corporate general partner and does not expressly restrict or eliminate the integral and subsumed right to nominate candidates for election. The only relevant disclosure in Cedar Fair's 2004 proxy statement indicated that there was currently no procedure for the nomination of directors, but the partnership agreement has no provision that restricts or eliminates the nomination right. Moreover, Q believes the statement that there is currently no nomination procedure is insufficient under current law to eliminate nomination rights which are integral to the election rights approved in 2004. Accordingly, the limited partnership agreement must be construed to include the right to nominate candidates for election. Again, there is litigation regarding this very issue that will be resolved by the Delaware Court of Chancery in the near term. While we agree there are differences in the corporate structures of limited partnerships and corporations, the Company's disclosures throughout the 2004 proxy statement indicate that the Company's proposed amendments to the limited partnership agreement were intended precisely because Cedar Fair wanted to change its governance structure to more closely resemble that of a corporation.

  Cedar Fair, it appears, sought to lull the reader of its 2004 proxy statement into thinking that the corporate governance advances harkened by Sarbanes Oxley, the NYSE, and corporate governance organizations in the early part of the decade were both the motivation and result of the Company's governance changes. We cite the following quotes for your consideration:

  "Many of these regulations, however, do not apply to limited partnerships. Nevertheless, over the past year the Board has examined what it believes to be the best governance practices of successful companies and has decided to institute policies and procedures consistent with those ideals." (Page 1 paragraph 2, emphasis added). The implication is clear. They could have looked only at the governance practices of limited partnerships, but they did not. They could have kept governance advances in the realm of successful limited partnerships; but, they did not. No, they told unitholders that they wanted to adopt the ideals of successful companies (most of which had to be corporations). The reader was being led to believe that they were going to get a meaningful voice in governance, just like they enjoyed by being a shareholder in other successful corporations.

  There are more examples:

  "The Board believes that allowing Cedar Fair L.P. limited partners to directly elect the general partner's Board will ensure that the Board continues to act in a way that is in the best interests of the unitholders."

  "Although the existing governance structure has served the Partnership well since its inception, the Board believes that this structure, under which unitholders do not elect Directors, is no longer consistent with the best practices of publicly traded companies of comparable size." (emphasis added)

  "The Board of Directors has determined that changing the procedure for electing the Board is an improvement that will allow the unitholders to participate in the governance of the Partnership in a meaningful way, and will align the governance procedures of the Partnership with the best practices employed by other successful publicly held companies." (emphasis added)

  Not only are these statements potentially false and misleading in their own right, they make no distinction between limited partnerships and corporations, by disclosing that the scope of the Board's study involved all successful public companies. Either their disclosure was correct and they intended to provide meaningful unitholder elections, even though a process was not currently in place for nomination; or, they made potentially false statements that they intended a meaningful opportunity to elect directors consistent with other successful public companies but took actions otherwise. Sadly, we suspect the latter.

  Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view towards disclosure. We cite the following examples of statements or assertions in your materials which should be removed absent a showing of the basis for the assertions made:

  "[t]he Company is now ... one of the few, if not the only, large publicly traded companies attempting to disenfranchise unitholders completely ...";

  "the company is taking the obviously absurd position that the right to 'elect' directors under Delaware law does not include the power to nominate those same directors ..."(emphasis added); and

  "Q Investments does not believe its proposed amendment will trigger any of the concerns to be addressed by such legal opinions and therefore, believes that the majority approval threshold will apply rather than the eighty-five percent threshold..."

  Response

  We will undertake another review of opinions expressed in light of this Staff comment. As for the first example, Q was unable to think of a single large company that does not allow any mechanism for shareholder nomination of directors through a proxy contest. We believe that such a statement is self-evident. We believe that any "reasonable investor" would have a difficult, if not impossible, task identifying any successful company that disenfranchises its shareholders so completely.

  The Company did not disclose in connection with the 2004 proxy statement that it intended to adopt regulations after the unitholders voted to approve the Fifth Amended and Restated Agreement of Limited Partnership that would expressly eliminate the unitholders' right to nominate directors. The regulations were never disclosed to the unitholders. The Company's reliance on the regulations only became apparent to the participants based on a position the Company has recently taken in the Delaware litigation.

  The second illustrated quote is self-evident, supported by Delaware Court decisions cited above.

  The third statement was made on the basis of expert advice that the proposed amendment will not result in the loss of limited liability of any limited partner of the Company or cause the Company to be treated as an association taxable as a corporation for federal income tax purposes, and that opinions of counsel can be rendered to such effect. Accordingly, the eighty-five percent approval threshold requirement should not be triggered on this basis and the majority approval threshold should apply.

  It appears that you intend to solicit proxies via mail, advertisement, telephone, electronic mail, or in person. Please clarify whether you also intend to solicit via the Internet. Further, please be advised that all ritten soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

At present, we do not intend to solicit proxies over the Internet. We confirm that we will comply with Rule 14a-6 as necessary.

* * * * *

Furthermore, on behalf of the participants, we hereby confirm their acknowledgement of the following:

    the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please contact the undersigned at (202) 887-3646.

Sincerely,

Brian J. Lane

BJL/sga

Attachment(s)

Morningstar® Document Research℠

Form DEF 14A

CEDAR FAIR L P - fun

Filed: March 23, 2004 (period: May 13, 2004)

Official notification to shareholders of matters to be brought to a vote (Proxy)

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

CEDAR FAIR, L.P.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Cedar Fair, L.P.

One Cedar Point Drive
Sandusky, Ohio 44870-5259

NOTICE OF SPECIAL MEETING OF LIMITED PARTNER UNITHOLDERS
TO BE HELD ON MAY 13, 2004

The special meeting of the limited partner unitholders of Cedar Fair, L.P. (the "Partnership") will be held on Thursday, May 13, 2004 at 9:00 a.m. (Eastern time) at the Sandusky State Theater, Sandusky, Ohio. All unitholders are invited to attend the meeting. The meeting is called for the following purposes:

1. To consider and vote upon a proposal to amend the limited partnership agreement so that unitholders elect the Board of Directors for the general partner of Cedar Fair, L.P. To implement unitholder voting, the limited partnership agreement will be amended and certain other actions will be taken to:

- Install a new general partner of Cedar Fair, L.P.;
- Remove Cedar Fair Management Company as the general partner of Cedar Fair, L.P. and liquidate Cedar Fair Management Company by redeeming its shares;
- Reduce the general partner's interest in Cedar Fair, L.P. from 0.1% to 0.001% and increase the aggregate interests of the unitholders from 99.9% to 99.999%; and
- Authorize a procedure by which the unitholders will meet annually to elect the Board of Directors of the new general partner.

2. Assuming Proposal One is approved, to consider and vote upon a proposal granting the new general partner authority to implement a unitholder rights plan that would allow the Partnership to resist a change or potential change in control of the Partnership if a majority of the Board of Directors determines that the change or potential change is opposed to or not in the best interests of all unitholders. To give the general partner the ability to implement such a rights plan, the limited partnership agreement will be amended to permit the general partner to:

- Issue units or rights to acquire units at a price that is more or less than the market price of the units at the time of issuance; and
- Authorize the general partner to amend the limited partnership agreement to implement the terms and conditions of any such rights issued by the general partner.

3. Assuming Proposal One is approved, to consider and vote upon the election of the Board of Directors of the general partner.

Only limited partners that held depositary units as of the close of business on March 19, 2004, are entitled to notice of and to vote at the special meeting and at any adjournments or postponements of the meeting.

The proposed amendments to the limited partnership agreement to authorize unitholder voting will be approved if holders of two-thirds of the outstanding units vote **FOR** the proposal. The proposal granting the general partner authority to implement a unitholder rights plan will be approved if holders of a majority of the outstanding units vote **FOR** the proposal. The election of Directors will be by a plurality of the votes of the units present in person or by proxy and entitled to vote at the special meeting. You are not entitled to dissenters' appraisal rights under Delaware law or the partnership agreement with respect to these proposals.

The Board of Directors of Cedar Fair Management Company unanimously recommends that you vote FOR the proposed amendments to the limited partnership agreement to authorize unitholder voting, FOR the proposal granting the general partner authority to implement a unitholder rights plan and FOR the election of the nominees to the Board of Directors.

We urge you to read carefully the full text of the proxy statement and its exhibits before making a decision on these proposals.

CEDAR FAIR MANAGEMENT COMPANY

Richard L. Kinzel
Chairman, President and Chief Executive Officer

Sandusky, Ohio
March 22, 2004

Your vote is very important regardless of the number of limited partnership units you own. Whether or not you plan to attend the special meeting, we request that you sign, date and return your proxy card by mail in the enclosed envelope or that you grant your proxy by telephone or over the Internet by following the instructions on the proxy card as soon as possible. Any proxy given may be revoked at any time before it is exercised. If you are present at the special meeting, you may revoke your proxy and vote personally on each matter brought before the special meeting.

Proxy Statement dated March 22, 2004
and first mailed to limited partner unitholders on or about March 26, 2004.

TABLE OF CONTENTS

	Page
GOVERNANCE MATTERS	1
QUESTIONS AND ANSWERS	2
SUMMARY	6
The Partnership	6
Proposed Governance Restructuring Plan	6
Proposal One — Approval of Amendments to Authorize Unitholder Voting	6
Proposal Two — Authority to Implement Unitholder Rights Plan	7
Proposal Three — Election of Directors	7
Reasons for Proposal One	7
Interests of Certain Persons in the Proposals	8
Recommendation of the General Partner	8
The Special Meeting	8
Record Date, Vote Required	8
THE SPECIAL MEETING	9
General	9
Time and Place	9
Matters to be Considered	9
Proxies	9
Solicitation of Proxies	10
Record Date; Voting Right; Quorum; Vote Required	10
Dissenters' Appraisal Rights	10
BACKGROUND AND REASONS FOR THE PROPOSALS	11
The Partnership	11
Reasons for Proposal One	11
Proposed Governance Restructuring Plan	11
Proposal One — Approval of Amendments to Authorize Unitholder Voting	12
Reasons for Proposal Two	13
Proposal Two — Authority to Implement Unitholder Rights Plan	13
Objectives and Potential Effects of a Unitholder Rights Plan	13
Potential Disadvantages of a Rights Plan	14
Anti-Takeover Mechanisms Currently Available to the Partnership	14
Proposal Three — Election of Directors	14

Recommendation of the General Partner	15
COMPENSATION OF DIRECTORS	15
INTERESTS OF CERTAIN PERSONS IN THE PROPOSALS	17
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION	18
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	19
EXECUTIVE COMPENSATION	19
Compensation of Executives: Summary Compensation Table	19
Long-Term Incentive Plans — Awards in 2003	19
Units Options Exercised in 2003 and December 31, 2003 Option Values	20
EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS	20
Employment Contracts	20
Severance Compensation	20
Supplemental Retirement Benefits	21
UNITHOLDER RETURN PERFORMANCE GRAPH	22

Page
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	22
Security Ownership of Certain Beneficial Owners	22
Security Ownership of Management	22
Section 16(a) Beneficial Ownership Reporting Compliance	24
Shareholder Proposals for the 2005 Annual Meeting	24
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	24
INDEPENDENT PUBLIC ACCOUNTANTS	25
Audit Fees	25
Audit-Related Fees	25
Tax Fees	25
All Other Fees	25
WHERE YOU CAN FIND MORE INFORMATION	26
FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE	26
EXHIBIT A – Fifth Amended and Restated Agreement of Limited Partnership of Cedar Fair, L.P.	
EXHIBIT B – Opinion of Squire, Sanders & Dempsey L.L.P., delivered pursuant to Sections 11.2, 13.1(a) and 15.3(a) of the Fourth Amended and Restated Agreement of Limited Partnership	
EXHIBIT C – Cedar Fair Management Company Audit Committee Charter

GOVERNANCE MATTERS

In an effort to maximize value for the unitholders and for the Partnership, the Board of Directors of Cedar Fair Management Company ("CFMC") is proposing a plan by which the unitholders will be able to elect the directors of the general partner. The proposals set forth in this Proxy Statement will amend the partnership agreement to allow for the election of directors while at the same time instituting mechanisms to protect unitholders from unfavorable takeover attempts. The proposals contained in this Proxy Statement are the culmination of the Board's review, revision and updating of its governance policies and procedures. While the Board will maintain responsibility for overseeing the day-to-day management responsibilities of the Partnership, the Board believes that these proposals, in addition to governance changes already enacted by the Partnership, will create more open and transparent governance for the limited partnership.

The Partnership has a long-standing policy of requiring the highest standards of ethical and legal conduct of its employees, officers and directors. This high standard is essential to the Partnership's continued success because it affects the Partnership's reputation and the public's confidence in the integrity of the Partnership's operations. Many publicly held companies are revising their governance procedures in order to comply with new federal regulations and listing standards of national exchanges. The majority of these companies are required to make the governance changes. Many of these regulations, however, do not apply to limited partnerships. Nevertheless, over the past year the Board has examined what it believes to be the best governance practices of successful companies and has decided to institute policies and procedures consistent with those ideals. For example, although the Partnership is not required to have a majority of independent directors or a nominating or compensation committee, the Partnership has chosen to voluntarily comply with these standards as a reflection of its commitment to the highest standards of governance.

The Board of Directors of CFMC has examined existing policies as well as created new ones over the past year. Newly adopted Corporate Governance Guidelines, focusing on key areas of importance for the success of the Partnership such as director qualifications and responsibilities, director compensation, and management succession, set the governance tone of the Board and the Partnership. The charters for both the Compensation Committee and the Audit Committee were revised to reflect the spirit and requirements of the new laws. Although not a requirement for a limited partnership, the Board created a Nominating and Corporate Governance Committee of independent directors to oversee the governance of the Partnership generally and to recruit and recommend qualified board members specifically. Finally, the Board examined its workplace policies for employees and Directors. The Board replaced its Statement of Policy Concerning Conflicts of Interest, Political Contributions and Illegal Acts with a Code of Conduct and Ethics, which provides guidance to officers, Directors and employees in recognizing and dealing with ethical issues, such as conflicts of interest and confidentiality, and also creates a mechanism for reporting illegal or suspicious activity, particularly with regard to financial matters. This Code, as well as the charters of the committees and the Corporate Governance Guidelines, is available on the Partnership website at www.cedarfair.com.

The Partnership is not required to allow unitholders to vote, but the Board believes that this election process, in addition to the other governance changes already enacted, will enhance the unitholders' investment in the Partnership.

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QUESTIONS AND ANSWERS

Q: Why am I receiving these proxy materials?

A. This mailing contains proposals to make significant amendments to the Cedar Fair, L.P. partnership agreement. The Board is mailing these proxy materials to the holders of the Cedar Fair, L.P. units to explain the proposed amendments and request unitholder approval.

Q: Who is soliciting my proxy with this Proxy Statement?

A. The Board of Directors of Cedar Fair Management Company in connection with Cedar Fair, L.P.'s special meeting of unitholders is soliciting your proxy.

Q: What is the Board of Directors proposing?

A. With Proposal One, the Board of Directors is proposing a plan by which unitholders, rather than the employee/owners of the general partner, will elect the Board of the general partner. The plan will increase unitholders' involvement in the governance of Cedar Fair, L.P. by changing the nature of the relationship between the Board and the unitholders. The Board believes that allowing Cedar Fair, L.P. limited partners to directly elect the general partner's Board will ensure that the Board continues to act in a way that is in the best interests of the unitholders.

Proposal Two authorizes the general partner to implement a unitholder rights plan. The unitholder rights plan will protect Cedar Fair, L.P. from unfavorable or hostile takeover attempts that could result from implementation of the new voting procedure. Proposal Two will only be considered if Proposal One is approved.

Proposal Three provides for the election of the Board of Directors of the general partner for staggered terms.

Q: Why is the Board of Directors recommending the reorganization of the governance structure?

A. In 2003 the Board of Directors analyzed the governance structure and functions of Cedar Fair, L.P. and identified various issues. First, the long-term stability of the current governance structure is a concern as the number of shareholders of Cedar Fair Management Company, the general partner, has decreased to three. There is no formal mechanism in place to appoint additional shareholders or to sell additional shares of the general partner, and therefore the sustainability of the general partner into the future is a question that must be addressed.

The Partnership, along with other public companies in the United States, must comply with new federal regulations and stock exchange rules and take into consideration the general tenor of the markets toward corporate governance. While some of the most stringent new rules do not apply to limited partnerships, Cedar Fair, L.P. has voluntarily undertaken steps, including this pass-through voting proposal, to increase unitholder involvement and the transparency of Board processes.

Although the existing governance structure has served the Partnership well since its inception, the Board believes that this structure, under which unitholders do not elect Directors, is no longer consistent with the best practices of publicly traded companies of comparable size. An integral part of this governance restructuring proposal is to ensure that the Board of Directors of the general partner acts in the best interests of the unitholders by allowing the unitholders to elect the Board of the general partner.

Q: How will the Board carry out the governance restructuring?

A. Cedar Fair Management Company will be removed as the general partner of Cedar Fair, L.P. and will be replaced with a new general partner. Cedar Fair Management Company will then be liquidated and its shares redeemed through a one-time lump sum payment to its current shareholders in the amount of $3,450,000 payable in Cedar Fair, L.P. units. The new general partner will continue to be responsible for the management of Cedar Fair, L.P., but the general partner's 0.1% interest in Cedar Fair, L.P. will be reduced to 0.001%.

The amendments to the partnership agreement will specify that the unitholders will meet annually in person or by proxy to elect the Board of Directors of the new general partner. A newly created trust will hold all of the shares of the new general partner and will be governed by a trust agreement which specifies that the trustee will elect the persons selected by the unitholders to serve as the Board of Directors of the general partner.

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Q: How did the Board determine the amount to pay in order to redeem the shares of Cedar Fair Management Company (CFMC)?

The Board of Directors of Cedar Fair Management Company engaged Bruml Capital Corporation to render an opinion as to the fair market value of CFMC. Bruml Capital Corporation presented its valuation determinations to the Board of Directors, and the amount to be paid falls within the range of value identified by Bruml. After further discussion and negotiation with CFMC shareholders, the Board approved a payment to the three CFMC shareholders of $3,450,000 in Cedar Fair, L.P. units.

Q: What purpose does the trust agreement serve?

The trust agreement will be entered into by Cedar Fair, L.P. and the trustee and will indicate that the trust holds the shares of the new general partner of Cedar Fair, L.P. The trust agreement will govern the actions of the trustee and will ensure that the trustee votes the shares in accordance with the unitholders' vote on those matters subject to unitholder approval.

Q: Do these proposals change the tax treatment of the distributions made to unitholders?

A. No. These proposals will not cause the Partnership to be taxed as a corporation for federal income tax purposes. Therefore, even if all of the proposals are approved, the tax treatment of distributions to unitholders will not change.

Q: Do these proposals change my status as a limited partner?

A. No. If these proposals are approved, the unitholders will still have limited liability and will not be liable for the obligations of the limited partnership as a result of these changes. Under Delaware limited partnership law, a limited partnership can grant certain rights and powers to its limited partners while still maintaining the limited partners' limited liability. The unitholders can indirectly elect the Board of Directors of the general partner without being deemed to "participate in the control of the business" and will therefore maintain their status as limited partners.

Q: What will happen if these proposals are not approved by the unitholders?

A. If the proposals are not approved by the unitholders, the existing entity structure will remain in place. Cedar Fair Management Company will continue as the general partner of the Partnership, and its shareholders will continue to elect the members of the Board of Directors of Cedar Fair Management Company. The unitholders of Cedar Fair, L.P. will not elect the Board of its general partner. At some point in the near future, the Board or the unitholders will have to address the issue of the decreasing number of shareholders of the general partner.

Q: Why is the Board now recommending amendments to the partnership agreement to grant the general partner authority to implement a unitholder rights plan?

A. The Board of Directors has determined that, as a result of amending the limited partnership agreement so that unitholders elect the Board of Directors for the general partner, Cedar Fair might be more vulnerable to attempts by third parties to acquire control of Cedar Fair in a manner not in the best interests of the unitholders. The Board believes that granting the general partner authority to implement a unitholder rights plan is a wise step to protect all unitholders and to encourage potential acquirers to negotiate with the Board in order to allow directors to obtain the best outcome available for unitholders at the appropriate time.

Q: What is the principal purpose of a shareholder or unitholder rights plan?

A. The principal purpose of a rights plan is, generally, to help prevent takeover tactics that are abusive and not in the best interest of the company or partnership and to cause any would-be acquirer to submit any change of control proposal to the Board of Directors of the partnership.

Q: What types of abuses occur in takeover situations?

A. Neither federal nor Delaware law prevents a person or group from acquiring control of Cedar Fair, L.P. in the market without offering a fair price to all unitholders. The law also does not adequately deal with the disruptions caused by a market accumulator who simply wants to make money by putting Cedar Fair, L.P. "into play." Takeover attempts may also interfere with achievement of Partnership objectives. In addition, the timing selected by third parties for a change of control transaction or the related tax consequences may be inappropriate or unfavorable.

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Q: What would be the principal benefits of a unitholder rights plan?

A. The principal benefits intended to be achieved by adopting a unitholder rights plan include:

• encouraging potential acquirers to negotiate with the Board in order to allow directors to determine whether it is in the best interests of Cedar Fair, L.P. and its unitholders to engage in a change of control transaction at that time and, if so, to adopt a process which results in the best available transaction for all unitholders;

• reducing the risk of a two-step front-end loaded acquisition where the back-end transaction offers unitholders less than full and fair value;

• reducing the risk of a partial acquisition of Cedar Fair, L.P. units where no second step at all is proposed, and thus no provision is made for the remaining unitholders to receive fair value for their units (i.e., pressuring unitholders to "vote" with their feet rather than their heads);

• restricting the opportunity for self-dealing by a substantial unitholder;

• maximizing the bargaining power and flexibility of the Board in dealing with a potential bidder in order to maximize value for all unitholders; and

• giving unitholders collective bargaining power through the Board rather than allowing a would-be acquirer to acquire control of the Partnership in the market.

Q: How does the plan affect negotiated transactions and proxy contests?

A. A unitholder rights plan should not deter negotiated, well-financed and fully-priced offers for Cedar Fair, L.P. or proxy contests (nothing happens to the rights issued under the plan if a hostile person wins a Board seat), but may have a chilling effect on certain offers which do not offer full and fair value to all unitholders.

Q: If Proposal Two is approved, what additional actions are required in order for Cedar Fair, L.P. to implement a unitholder rights plan?

A. Proposal Two only grants the general partner authority to implement a unitholder rights plan. After obtaining unitholder approval, the Board of Directors intends to consider the adoption of a specific rights plan. Following the adoption of a rights plan, the Board would have an ongoing duty to examine the appropriateness of maintaining a unitholder rights plan.

Q: How do I vote?

A. Regardless of the number of units you own, your participation is important. The Board urges you to vote as soon as possible by telephone, the Internet or mail, even if you plan to attend the meeting. You may attend the special meeting in person and vote your units, or you may submit your proxy by any one of the following ways:

BY MAIL: If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. If you sign your proxy card and return it without marking any voting instructions, your units will be voted in favor of the proposals presented at the special meeting.

BY TELEPHONE: You may vote your units by telephone by calling the toll-free number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on each proxy card. The procedures allow you to give a proxy to vote your units and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

OVER THE INTERNET: You also may vote through the Internet by signing on the Website identified on the proxy card and following the procedures described in the Website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on each proxy card. The procedures allow you to give a proxy to vote your units and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

Q: May I change my vote after submitting my proxy?

A. Yes. You may revoke your proxy at any time before it is exercised by sending in a later-dated, signed proxy card, submitting a written revocation or attending the special meeting and voting in person. Please note that attendance at the special meeting will not by itself revoke a previously granted proxy. To change your vote after you have voted by Internet, you may vote again by following the procedures for Internet voting. If you

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instruct your broker to vote your units, you must follow directions received from your broker to change those instructions.

Q: What are the consequences if I do not vote?

A. A failure to vote has the same effect as voting against Proposal One concerning the partnership agreement amendments and against Proposal Two concerning a unitholder rights plan. If you do not return your proxy card, vote by telephone or over the Internet or instruct your broker how to vote any units held for you in your broker's name, the effect will be a vote against Proposals One and Two. A failure to vote will have no effect on the outcome of Proposal Three concerning the election of Directors.

Q: Who can help answer my questions?

A. If you have more questions about the proposals or if you would like additional copies of this document you should call or write:
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, NY 10022-2606
Please call: (212)-754-8000 or
Call toll free at: (800)-654-2468 or (800)-607-0088

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SUMMARY

This brief summary highlights information from this proxy statement and does not contain all of the information that is important to you. We have included page references parenthetically to direct you to a more complete description of each topic presented in this summary. We urge you to carefully read this entire document, the exhibits and the other information referred to in "Where You Can Find More Information" (page 26).

The Partnership (page 11)

Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

Cedar Fair, L.P. (together with its affiliated companies, the "Partnership") is a publicly traded Delaware limited partnership managed by its general partner, Cedar Fair Management Company, an Ohio corporation owned by members of the Partnership's executive management ("CFMC"). The Partnership owns and operates six amusement parks: Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio, Knott's Berry Farm, located near Los Angeles in Buena Park, California, Dorney Park & Wildwater Kingdom ("Dorney Park"), located near Allentown in South Whitehall Township, Pennsylvania, Valleyfair, located near Minneapolis/ St. Paul in Shakopee, Minnesota, Worlds of Fun in Kansas City, Missouri, and Michigan's Adventure near Muskegon, Michigan. The parks are family-oriented, with recreational facilities for people of all ages, and provide clean and attractive environments with exciting rides and entertainment. The Partnership also owns and operates separate-gated water parks near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. All principal rides and attractions at the parks are owned and operated by the Partnership and its affiliated companies. The Partnership also operates Camp Snoopy, a 7-acre indoor amusement park at the Mall of America in Bloomington, Minnesota, under a management contract that expires in 2012.

Proposed Governance Restructuring Plan (page 11)

Unitholders of the Partnership, similar to investors in other publicly traded partnerships, generally have not participated in the governance of the limited partnership. The Board of Directors has decided that, as the main investors in the Partnership, it is desirable and appropriate that the unitholders have the ability to elect the general partner's Board of Directors. In addition, instituting unitholder "pass-through" voting will ensure that the Board continues to act in a way that is in the best interests of the unitholders. Therefore, the Board is proposing a pass-through voting procedure that will ensure that the general partner seats the Directors that receive the greatest number of votes of the unitholders.

The Board of Directors has studied this matter carefully and recommends a multi-step plan by which pass-through voting can be implemented. The plan is comprised of four principal steps: (i) removing CFMC as the general partner of the Partnership and liquidating it by redeeming its shares, (ii) creating a new general partner of the Partnership and reducing its interest in the Partnership from 0.1% to 0.001%, thus increasing the aggregate interests of the unitholders from 99.9% to 99.999%, (iii) creating a trust to hold the shares of the new general partner and to vote those shares in accordance with the unitholders' vote and (iv) amending the partnership agreement and other governance documents to specify that annual meetings will be held for unitholders to elect the Board of Directors of the new general partner.

Proposal One — Approval of Amendments to Authorize Unitholder Voting (page 12)

The Board recommends amending the partnership agreement and taking other related actions to:

- Install a new general partner of Cedar Fair, L.P.;
- Remove CFMC as the general partner of the Partnership and liquidate it by redeeming the shares of CFMC through a one-time lump sum payment of units to its current shareholders;
- Reduce the 0.1% interest of the general partner in the Partnership to 0.001% and increase the aggregate interests of the unitholders from 99.9% to 99.999%; and
- Authorize a procedure by which the unitholders meet annually to elect the Board of Directors of the general partner.

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The proposed amendments to the partnership agreement are included in the Fifth Amended and Restated Agreement of Limited Partnership, which is attached as Exhibit A to this proxy statement, and the summary provided is qualified in its entirety by reference to the actual amendments.

Proposal Two — Authority to Implement Unitholder Rights Plan (page 13)

If Proposal One is approved, the Board recommends that the unitholders also approve a proposal granting the general partner authority to implement a unitholder rights plan that would allow the Partnership to resist a change or potential change in control of the Partnership if the Board of Directors by a majority vote of a quorum determines that the change or potential change is opposed to or not in the best interests of all unitholders. To give the general partner this authority, the partnership agreement would be amended to permit the general partner to:

- Issue units or rights to acquire units at a price that is more or less than the market price of the units at the time of issuance; and
- Authorize the general partner to amend the partnership agreement to implement the terms and conditions of any such rights issued by the general partner.

If Proposal Two is approved, the Board intends to consider adoption of a specific unitholder rights plan.

The proposed amendments to the partnership agreement are included in the Fifth Amended and Restated Agreement of Limited Partnership, which is attached as Exhibit A to this proxy statement, and the summary provided is qualified in its entirety by reference to the actual amendments.

Proposal Three – Election of Directors (page 14)

If Proposal One is approved by holders of two-thirds of the outstanding units, then in accordance with the newly established classified board, the Board of Directors recommends the following individuals for election as directors in the Classes and for the terms specified:

- For election as Class I directors with terms expiring in 2007: Richard S. Ferreira, Richard L. Kinzel and Thomas A. Tracy;
- For election as Class II directors with terms expiring in 2006: Michael D. Kwiatkowski and Steven H. Tishman; and
- For election as Class III directors with terms expiring in 2005: Darrel D. Anderson and David L. Paradeau.

Reasons for Proposal One (page 11)

The Board recommends the governance restructuring plan to address various concerns that the Board identified in 2003. On a practical level, the Board considered the long-term stability in management of the Partnership in light of the decreasing number of shareholders of CFMC. The Board believes that the current governance structure of the Partnership is not sustainable into the future. Over the past fifteen years, the number of shareholders of the general partner has decreased to three of the original eleven, and no formal mechanism is in place to address this issue. A restructuring is necessary to maintain continuity in the governance structure of the Partnership for the long-term.

In addition, the Board recognizes the trend in publicly traded companies towards more shareholder involvement and greater transparency of board functions and decisions. In light of new federal regulations concerning corporate governance, particularly the Sarbanes-Oxley Act of 2002, a more interactive governance structure that allows for increased unitholder participation is believed to be in the best interests of the Partnership. While some of the proposed governance changes are required by federal law or by the listing standards of the New York Stock Exchange ("NYSE"), other changes have been undertaken voluntarily by the Partnership. These changes reflect an innovative approach to governance that will allow Partnership unitholders to be involved in selecting the Board of Directors of the general partner.

As the Partnership currently operates, the unitholders do not elect the Board of Directors of the general partner. Despite the general partner's ability to make significant business decisions on behalf of the Partnership, and to thereby affect the success of the limited partners' investment, the unitholders have no ability to influence the Board through electing directors. After implementation of the governance plan, unitholders will have the ability to elect the Board and will be able to ensure that the Board acts in their best interests.

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Interests of Certain Persons in the Proposals (page 17)

In order to remove and liquidate CFMC as the general partner, it is necessary to redeem the shares of CFMC. The shares will be redeemed for an amount of $3,450,000 payable in Partnership units to the three current CFMC shareholders. The three shareholders are also members of the Partnership's management and include: Richard J. Collingwood, Corporate Vice President-Administration, Daniel R. Keller, Vice President and General Manager — Cedar Point Resort, and Richard L. Kinzel, Chairman, President and Chief Executive Officer. The Board engaged Bruml Capital Corporation to prepare an independent, third-party valuation of the CFMC shares, and the one-time payment falls within the range of values identified by Bruml. In return for the payment, the shareholders agreed to indemnify the Partnership and CFMC from all claims and actions arising from the share redemption and the liquidation of CFMC. Darrel D. Anderson, a nominee for director, has a substantial interest in Proposal One. If Proposal One is not approved, the nominees to the Board will be chosen by the shareholders of CFMC.

Recommendation of the General Partner (page 15)

We recommend that you vote **FOR** the amendments to the partnership agreement, **FOR** the proposal to authorize the Board of Directors to implement a unitholder rights plan and **FOR** the election of the nominees to the Board of Directors.

The Special Meeting (page 9)

The special meeting of the limited partner unitholders will be held on Thursday, May 13, 2004, at 9:00 a.m. (Eastern time) at the Sandusky State Theater, Sandusky, Ohio. At the special meeting, you will be asked to approve the amendments to the partnership agreement, to authorize the Board of Directors to implement a unitholder rights plan, to elect the Board of Directors of CFMC and to act on any other matters that are properly brought before the special meeting.

Record Date; Vote Required (page 10)

You may vote at the special meeting if you owned Partnership units at the close of business on March 19, 2004. The proposed amendments to the partnership agreement will be adopted if holders of two-thirds of the outstanding units vote **FOR** the proposal. The authorization for the Board of Directors to implement a unitholder rights plan will be approved if holders of a majority of the outstanding units vote **FOR** the proposal. The election of directors will be by a plurality of the votes of the units present in person or by proxy and entitled to vote at the special meeting.

As contemplated by the partnership agreement, the Partnership has received the opinion of Squire, Sanders & Dempsey L.L.P., a copy of which is attached to this proxy statement as Exhibit B, that the proposed amendments to the partnership agreement, the removal of CFMC as the general partner and the transfer of CFMC's interest in the Partnership to the new general partner will not result in the loss of limited liability of any limited partner or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes. The opinion of Squire, Sanders & Dempsey L.L.P. sets forth the assumptions and limitations to which the opinion is subject. You should read the opinion in its entirety.

You may vote your units in person by attending the special meeting, by mailing us your proxy, or by telephone or the Internet by following the instructions on the proxy card. Even if you plan to attend the meeting in person, you may vote your units by mail, telephone or the Internet. A failure to vote or an abstention from voting has the same effect as a vote against Proposal One and Proposal Two and has no effect on the outcome of Proposal Three.

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THE SPECIAL MEETING

General

This document is furnished in connection with the solicitation of proxies from the limited partner unitholders of Cedar Fair, L.P. by its general partner, Cedar Fair Management Company, for use at the special meeting. This document and the accompanying form of proxy is first being mailed to limited partner unitholders on or about March 26, 2004.

Time and Place

The special meeting will be held at the Sandusky State Theater located at 107 Columbus Avenue, Sandusky, Ohio, on Thursday, May 13, 2004, at 9:00 a.m. (Eastern time).

Matters to be Considered

At the special meeting, the limited partners will be asked to:

- approve amendments to the partnership agreement;
- provided that the amendments to the partnership agreement are approved, approve a proposal granting the general partner authority to implement a unitholder rights plan;
- provided that the amendments to the partnership agreement are approved, elect three directors for a term expiring in 2007, two directors for a term expiring in 2006 and two directors for a term expiring in 2005; and
- vote on any other matters that may be properly raised at the special meeting.

It is not anticipated that any other matters will be raised at the special meeting.

Proxies

Even if you plan to attend the special meeting in person, the Board urges you to submit your vote as soon as possible by mail, telephone or the Internet. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures allow unitholders to appoint a proxy to vote their units and to confirm that their instructions have been properly recorded. Instructions for voting by telephone and over the Internet are included on the proxy card. All of the Partnership units represented by proxies properly received prior to or at the special meeting and not revoked will be voted in accordance with the instructions indicated in the proxies. If no voting instructions are indicated on a proxy, the units represented by that proxy will be voted in favor of each of the proposals. Any proxy given on the accompanying form may be revoked by the person giving it at any time before it is voted. Proxies may be revoked, or the votes reflected in the proxy changed by:

- Submitting to American Stock Transfer & Trust Company, before the vote is taken at the special meeting, a written notice of revocation bearing a later date than the date of the proxy.
- Submitting a properly executed later-dated proxy relating to the same units.
- Attending the special meeting and voting in person.

If you instruct your broker to vote your units, you must follow directions received from your broker to change those instructions. In order to vote in person at the special meeting, you must attend the special meeting and cast your vote in accordance with the voting procedures established for the meeting. Attendance at the meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the vote is taken at the special meeting as follows:

American Stock Transfer & Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, New York 11219
Attn: Proxy Department
Fax Number: (718) 921-8337
Toll Free Phone Number: (800) PROXIES

Unitholders who require assistance in changing or revoking a proxy should write the address or call the phone number provided above.

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Solicitation of Proxies

The cost of soliciting the proxies from unitholders will be borne by the Partnership. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners of the units, and the Partnership, upon request, will reimburse the brokerage houses and custodians for their reasonable expenses in so doing. The Partnership has retained Morrow & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation. Morrow & Co., Inc. will receive a fee of between $25,000 and $50,000 as compensation for its services plus reimbursement for its related out-of-pocket expenses. CFMC and its directors, officers and employees also may solicit the vote of unitholders. These persons will receive no additional compensation for their assistance in soliciting proxies.

Record Date; Voting Rights; Quorum; Vote Required

CFMC has fixed the close of business on March 19, 2004, as the record date for unitholders entitled to notice of and to vote at the special meeting.

The only outstanding voting securities of the Partnership are the limited partner units and the general partner interest. Only holders of record of units on the record date are entitled to notice of the special meeting and to vote at the special meeting. Each holder of record, as of the record date, of limited partner units is entitled to cast one vote per unit on each of the proposals.

The presence in person or by proxy of holders of a majority of the units entitled to vote at the special meeting will constitute a quorum for the transaction of any business. In case a quorum is not present, the meeting may be adjourned from time to time without notice other than an announcement at the time of the adjournment of the date, time and place of the adjourned meeting.

The proposed amendments to the limited partnership agreement will be approved if holders of two-thirds of the outstanding units vote **FOR** the proposal. The authorization for the Board of Directors to implement a unitholder rights plan will be approved if partners holding a majority of the outstanding units vote **FOR** the proposal. Accordingly, a proxy marked "abstain" will have the effect of a vote against the proposals. Similarly, the failure of a unitholder to return a proxy or attend the special meeting to vote in person will have the effect of a vote against each of the proposals. The election of Directors will be by a plurality of votes of the units present in person or by proxy and entitled to vote at the special meeting. The Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or to submit your proxy by telephone or over the Internet.

Because the amendments to the partnership agreement are an integral part of the proposed governance restructuring, the Board will not ask the unitholders to consider Proposals Two and Three if the amendments to the partnership agreement are not approved by the unitholders.

As contemplated by the limited partnership agreement, the Partnership has received the opinion of Squire, Sanders & Dempsey L.L.P., a copy of which is attached to this proxy statement as Exhibit B, that the proposed amendments to the limited partnership agreement, the removal of CFMC as the general partner and the transfer of CFMC's interest in the Partnership to the new general partner will not result in the loss of limited liability of any limited partner or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes. The opinion of Squire, Sanders & Dempsey L.L.P. sets forth the assumptions and limitations to which the opinion is subject. You should read the opinion in its entirety.

As of March 19, 2004, there were approximately 50,673,914 units outstanding and entitled to vote at the special meeting, held by approximately 10,000 holders of record. As of February 15, 2004, the Directors and executive officers of the general partner and their affiliates beneficially owned and were entitled to vote 3,083,842 units, or approximately 6.1% of the units outstanding on that date. See "Security Ownership of Certain Beneficial Owners and Management."

Dissenters' Appraisal Rights

Unitholders are not entitled to dissenters' appraisal rights in connection with the proposed transactions under either the limited partnership agreement or Delaware law.

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BACKGROUND AND REASONS FOR THE PROPOSALS

The Partnership

Cedar Fair, L.P. (together with its affiliated companies, the "Partnership") is a publicly traded Delaware limited partnership managed by Cedar Fair Management Company, an Ohio corporation owned by members of the Partnership's executive management ("CFMC").

The Partnership owns and operates six amusement parks: Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio, Knott's Berry Farm, located near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom ("Dorney Park"), located near Allentown in South Whitehall Township, Pennsylvania; Valleyfair, located near Minneapolis/ St. Paul in Shakopee, Minnesota, Worlds of Fun in Kansas City, Missouri, and Michigan's Adventure near Muskegon, Michigan. The parks are family-oriented, with recreational facilities for people of all ages, and provide clean and attractive environments with exciting rides and entertainment. The Partnership also owns and operates separate-gated water parks near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. All principal rides and attractions at the parks are owned and operated by the Partnership and its affiliated companies. The Partnership also operates Camp Snoopy, a 7-acre indoor amusement park at the Mall of America in Bloomington, Minnesota, under a management contract that expires in 2012.

Reasons for Proposal One

The Board believes the governance restructuring plan will address a number of concerns that the Board identified in 2003. On a practical level, the Board considered the long-term stability in management of the Partnership in light of the decreasing number of shareholders of CFMC. The Board believes that the current governance structure of the Partnership is not sustainable over the long term. When CFMC was formed in 1987 it had eleven shareholders, but now only three of the original shareholders remain. As time passes, the number of shareholders will decrease naturally to the point where the general partner's existence will be threatened. Therefore, these governance modifications are necessary to plan for the long-term management of the Partnership.

In addition, the Board believes that Proposal One is consistent with the trend among publicly traded companies towards more shareholder involvement and greater transparency of board functions and decisions. In light of new federal regulations concerning governance, particularly the Sarbanes-Oxley Act of 2002, the Board believes that a more interactive governance structure that allows for increased unitholder participation is in the best interests of the Partnership. While some of the governance changes that the Board is proposing are required by federal law or by the listing standards of the New York Stock Exchange ("NYSE"), other changes have been undertaken voluntarily by the Partnership because the Board believes that transparency and unitholder participation in the governance of the Partnership will benefit all unitholders and add value to the Partnership.

Finally, the Board believes that Proposal One will more closely align the Board with the interests of the unitholders. As the Partnership currently operates, the unitholders do not elect the Board of Directors of the general partner. Despite the general partner's ability to make significant business decisions on behalf of the Partnership, and to thereby affect the success of the limited partners' investment, the unitholders have no ability to influence the Board through electing directors. After implementation of the governance plan, the unitholders will have the ability to elect the Board and will be able to ensure that the Board acts in their best interests.

Proposed Governance Restructuring Plan

The Partnership unitholders, similar to investors in other publicly traded partnerships, generally have not participated in the governance of the limited partnership. Limited partners have been called upon to vote only on significant amendments to the partnership agreement as specified in that agreement. The Board of Directors has decided that it is desirable to transition the Partnership's governance structure to a system where the unitholders will have a meaningful opportunity to participate in the governance of the limited partnership.

In reaching this conclusion, the Board of Directors determined that the current procedure for electing the Board was no longer appropriate for the Partnership and should be changed to more closely resemble the governance approach of other successful publicly held companies. The Board believes that transferring the right to elect the Board from members of the Partnership's senior management to the unitholders will:

- Provide a stable system for electing Directors that can remain in place long into the future and will not be impacted by changes to the senior management of the Partnership,

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- Allow the unitholders to participate in the governance of the Partnership in a substantive way; and

All of these results will be achieved without altering the Partnership's status as a publicly traded limited partnership. This innovative approach to governance will place the Partnership at the leading edge in governance of publicly traded partnerships.

Accordingly, the Board of Directors has voted to recommend the restructuring of the election process by which the Board is selected. In order to create this election procedure, the Board of Directors recommends taking the following steps:

- If approved by the unitholders holding the requisite number of units, the limited partnership agreement will be amended to remove CFMC as the general partner and replace it with a newly formed Ohio corporation, Cedar Fair Management, Inc., to serve as the general partner of the Partnership.

- CFMC will be liquidated and its shares redeemed. The liquidation involves a one-time lump sum payment to the current shareholders of CFMC in the amount of $3,450,000 payable in Partnership units. The units will be valued at the time of redemption.

- The shares of the new general partner will be held in a newly-formed Ohio trust. The newly-formed trust will be governed by a trust agreement, which will specify that the trustee will elect the persons selected by the unitholders to serve as the Board of Directors of the new general partner.

- If approved by the unitholders holding the requisite number of units, the limited partnership agreement will be amended to reduce the general partner's interest in the Partnership from 0.1% to 0.001%. The new general partner will continue to have control over the governance of the Partnership.

- The partnership agreement will be amended to specify that the unitholders will meet annually in person or by proxy to elect the Board of Directors of the new general partner. Those votes will be recorded at the meeting, and an inspector of elections appointed by the Board of Directors will tally the unitholders' votes. That record of votes will be passed immediately to the trustee of the trust. That trust will be governed by a trust agreement that states that the trustee will immediately vote the shares of the general partner in accordance with the vote expressed by the unitholders. In this two-step manner, the unitholders will elect the Board of Directors of the general partner. This system will allow the unitholders an unprecedented amount of involvement in the governance of the Partnership in which they have invested.

The proposed amendments to the limited partnership agreement will be approved if limited partners holding two-thirds of the outstanding units vote FOR the proposal. The formation of the trust and the formation of the new general partner do not require the approval of the unitholders but are being described in this proxy statement because they are an integral part of the restructuring plan. Certain other amendments were made to the partnership agreement by the Board prior to this meeting. Those amendments were not subject to unitholder approval because they did not adversely affect the unitholders' rights in any material respect.

Proposal One — Approval of Amendments to Authorize Unitholder Voting

To implement the reorganization so that unitholders can elect the Board of Directors of the general partner, the Board of Directors recommends amending the limited partnership agreement and taking certain other actions to:

- Install a new general partner of the Partnership;

- Remove CFMC as the general partner of the Partnership and liquidate CFMC by redeeming its shares through a one-time lump sum payment to its current shareholders;

- Reduce the 0.1% interest of the general partner in the Partnership to 0.001% and increase the aggregate interests of the unitholders from 99.9% to 99.999%; and

- Authorize a procedure by which the unitholders will meet annually to elect the Board of Directors of the general partner.

The proposed amendments to the limited partnership agreement are included in the Fifth Amended and Restated Agreement of Limited Partnership, which is attached as Exhibit A to this proxy statement. You should read the proposed amendments in their entirety. The summary provided above is qualified in its entirety by reference to the actual amendments.

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Reasons for Proposal Two

The Board recognizes that the governance restructuring may make the Partnership vulnerable to a coercive takeover. The Board has given careful consideration to the interests of the unitholders and the potential impact of a rights plan on them. The Board has decided that granting the general partner authority to implement a rights plan is a prudent measure to counteract the actions of a bidder who could obtain control of the Partnership through tactics that may unfairly pressure the unitholders to sell their investments at less than full value.

Proposal Two — Authority to Implement Unitholder Rights Plan

The Board recommends that the unitholders approve a proposal granting the general partner authority to implement a unitholder rights plan that would allow the Partnership to resist a change or potential change in control of the Partnership if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in the best interests of all unitholders. To give the general partner the flexibility to implement such a rights plan, the limited partnership agreement will be amended to permit the general partner to:

- Issue units or rights to acquire units at a price that is more or less than the fair market price of the units at the time of issuance; and

- Authorize the general partner to amend the partnership agreement to implement the terms and conditions of any such rights issued by the general partner.

The proposed amendments to the limited partnership agreement are included in the Fifth Amended and Restated Agreement of Limited Partnership, which is attached as Exhibit A to this proxy statement. You should read the proposed amendments in their entirety. The summary provided above is qualified in its entirety by reference to the actual amendments.

Objectives and Potential Effects of a Unitholder Rights Plan

The Board of Directors has determined that changing the procedure for electing the Board is an improvement that will allow the unitholders to participate in the governance of the Partnership in a meaningful way and will align the governance procedures of the Partnership with the best practices employed by other successful publicly held companies. At the same time, the Board realizes this change in governance procedure presents an opportunity for potential acquirers to employ coercive takeover tactics that would not offer the unitholders full, fair value for their units. The Board believes Proposal Two will better empower the Board to protect the unitholders against these potential abuses.

An examination of previous takeover activity of recent years has shown that a bidder interested in acquiring the Partnership as cheaply as possible, together with professional investors seeking a quick profit, could pursue a takeover of the Partnership at times, on terms and at prices which would not be in the best interests of the Partnership and its unitholders. These abusive tactics, which could result in inequitable treatment of the unitholders, include so called "two-tier tender offers," in which unitholders may be coerced into either tendering their units or accepting the risk of receiving "back-end" compensation of substantially less value; "partial tender offers," in which unitholders face the threat of tendering into the offer or being left holding units of the Partnership with substantially lower market value; tender offers "subject to financing;" and "creeping" acquisitions in which control of the Partnership is sought by market and negotiated purchases. In each case the acquirer would be acting in its own best interests — to purchase control of the Partnership at the cheapest possible price — without regard to the concerns of the Partnership and its other unitholders.

The purpose of a unitholder rights plan is to protect the Partnership and its unitholders from these and other types of unsolicited acquisition tactics that the Board believes could be coercive and unfair to the unitholders of the Partnership by forcing would-be acquirers to negotiate with the unitholders' representative, i.e., the Board. The major function of a unitholder rights plan is to induce a bidder for the Partnership to negotiate with the Board or face economic dilution and thus strengthen the Board's bargaining position vis-à-vis such a bidder.

In recommending granting the general partner authority to implement a unitholder rights plan, the Board has given careful consideration to the interests of the unitholders and the potential impact of a rights plan on them. In the course of that review, the Board concluded that, following the governance restructuring, numerous means would exist by which a bidder could obtain control of the Partnership through tactics that may unfairly pressure the unitholders to sell their investments at less than full value. The Board believes that granting the general partner authority to implement a rights plan is a prudent measure to counteract those means.

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Potential Disadvantages of a Rights Plan

A unitholder rights plan may have the effect of discouraging or making more difficult or expensive certain mergers, tender offers, open market purchase programs or other purchases of Partnership units under circumstances that may afford unitholders an opportunity to see some or all of their units purchased at a premium to then existing market prices. To the extent that the unitholder rights plan has these effects, it may be beneficial to incumbent management in certain unsolicited tender offers and may discourage or render more difficult or expensive the assumption of control by a holder of a substantial block of Partnership units and the removal of incumbent management.

Anti-Takeover Mechanisms Currently Available to the Partnership

The partnership agreement amendments included in Proposal One institute two supermajority voting provisions that have an antitakeover impact. Both of these supermajority provisions will make it more difficult to remove Board members and management and could prevent consummation of a change in control transaction even if a majority of the unitholders favored the transaction. First, a transaction resulting in a change of control of the Partnership, as defined in the partnership agreement, requires approval by the affirmative vote of two-thirds of the outstanding units. In contrast, Delaware limited partnership law only requires an affirmative vote of a majority of outstanding units to approve a merger or consolidation. Second, the partnership agreement amendments include a provision whereby directors can only be removed, without cause, by an affirmative vote of eighty percent (80%) of the outstanding units. Delaware corporate law states that removal of a director from a classified board can be accomplished only for cause and with the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

In addition to the supermajority provisions, the Board of Directors is divided into three classes, with each class eventually serving for a period of three years. This could delay a holder of units representing a majority of the voting power from obtaining control of the Board of Directors because the holder would not be able to replace a majority of the Directors prior to at least the second annual meeting of unitholders after it acquired a majority position.

The Board does not know of any specific effort at this time to accumulate units or control of the Partnership, but the Board believes that this unitholder rights plan, in conjunction with the partnership agreement amendments and classified board, is appropriate at this point in time because of the governance changes. The adoption of a unitholder rights plan will not affect the Partnership's ability to list on the New York Stock Exchange.

Proposal Three — Election of Directors

The Board of Directors of CFMC is comprised of seven directors. The Directors are divided into three classes: Class I, Class II, and Class III. Class I consists of three Directors, and Classes II and III each consist of two Directors.

Prior to this election, all Directors served one year terms, and the entire Board was elected annually. As part of the governance restructuring plan, the general partner of the Partnership will have a classified Board of Directors with staggered terms.
\ Therefore, assuming that Proposal One is approved by the unitholders holding the requisite number of units, the Directors are standing for election for varying terms of office. In subsequent elections, the Directors in each class will be elected for terms of three years, the term of office of one class of Directors will expire at each annual meeting.

A total of seven (7) Directors will be elected at this meeting to serve the following terms:

- Three Class I Directors will serve terms expiring in 2007,
- Two Class II Directors will serve terms expiring in 2006, and
- Two Class III Directors will serve terms expiring in 2005.

Nominees for election as Class I Directors:

Richard S. Ferreirais a retired executive vice president and chief financial officer of Golf Hosts, Inc. (developer and owner of nationally recognized resorts in Colorado and Florida) and a past member of its Board of Directors. Mr. Ferreira was associated with Golf Hosts, Inc. for more than 26 years. Mr. Ferreira is a member of the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee.

Richard L. Kinzelhas served as chairman of the Board since 2003 and as president and chief executive officer of CFMC since 1986. Mr. Kinzel has been employed by the Partnership or its predecessor since 1972.

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Thomas A. Tracy is a business consultant and was a partner in the accounting firm of Arthur Andersen LLP from 1966 until his retirement in 1989. Mr. Tracy is a member of the Audit Committee. Pursuant to the newly adopted Corporate Governance Guidelines, the Board, in consultation with management, granted Mr. Tracy a waiver of the retirement policy requiring a director's retirement following his seventy-second birthday.

Nominees for election as Class II Directors:

Michael D. Kwiatkowski has been a consultant in the food industry since 1996, prior to which he served as Chairman of PCS, which owned and operated a chain of 11 restaurants, from 1986 to 1996. He has more than 30 years of experience in amusement parks and branded restaurant operations. Mr. Kwiatkowski is a member of the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee.

Steven H. Tishman has been a managing director at Rothschild, Inc., in New York, New York, since November 2002. He was a managing director of Robertson Stephens from November 1999 to November 2002, prior to which he was a senior managing director of Bear, Stearns & Co., Inc. Mr. Tishman is also a director of Claire's Stores, Inc.

Nominees for election as Class III Directors:

Darrel D. Anderson is currently involved with the management of private investments with his family. He was a general partner of Knott's Berry Farm, Orange County, California's oldest theme amusement park, from 1960 to 1998 and served as chairman of the Knott family board. He is also a past chairman of the board of Olive Crest Treatment Centers, the largest provider of residential services for abused children in southern California.

Mr. Anderson is nominated as a director pursuant to an arrangement among the Partnership, the general partner and members of the Knott family. The general partner agreed that it will use its best efforts to ensure that a person mutually acceptable to the general partner and the Knott family is nominated to the Board of Directors of the general partner, and in exchange, the Knott family has agreed to vote its Partnership units in support of Board proposals so long as the Knott family continues to own an amount equal to the lesser of eight percent (8%) of the issued and outstanding units of the Partnership or 4,053,876 units.

David L. Paradeau is owner and chief executive officer of Minnesota Zephyr Limited and the Stillwater Grill in Stillwater, Minnesota. He was the founder and creator of that dining and entertainment operation, which was established in 1986. He is also the owner of D.L. Paradeau Marketing, a consulting firm. He has 39 years of experience in marketing and advertising in the brewing industry and in the amusement and entertainment business. Mr. Paradeau is a member of the Nominating and Corporate Governance Committee and the Compensation Committee.

All of the above nominees have agreed to stand for election. While the Partnership has no reason to believe that any of these nominees will be unable or unwilling to serve at the time of the annual meeting, in the unlikely event any of them does not stand for election, the Board will reduce the authorized number of directors. For election as a director, a nominee must receive the affirmative vote of the holders of a plurality of votes of the units present in person or by proxy at the special meeting and entitled to vote.

Recommendation of the General Partner

The Board of the general partner recommends that you vote **FOR** the amendments to the limited partnership agreement, **FOR** the proposal granting the general partner authority to implement a unitholder rights plan and **FOR** the election of the nominees for Director.

COMPENSATION OF DIRECTORS

The Compensation Committee of the Board of Directors establishes the fees paid to Directors and Board Committee members for services in those capacities. The current schedule of such fees is as follows:

1. For service as a member of the Board, $25,000 per annum, payable quarterly, plus $1,500 for attendance at each meeting of the Board, plus a grant of 2,000 unit options;

2. For service as a Board Committee member, $250 for attendance at each Committee meeting held on the same date on which the Board of Directors meets and $1,500 for attendance at any additional Committee meeting held on a date other than a date on which the Board of Directors meets; and

3. For service as Chairman of a Committee of the Board, a fee of $5,000 per annum.

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These fees are payable only to non-management Directors. Management Directors receive no additional compensation for service as a Director. All Directors receive reimbursement from the Partnership for expenses incurred in connection with service in that capacity.

Board Meetings and Attendance

The Board met seven times in 2003. Committees of the Board met from time to time upon call of the Chairman of the Board or individual Committee Chairs. During 2003, each Director attended at least 75% of the total number of meetings of the Board and the committees on which he served. Directors are expected to attend all Board meetings and the Committees of the Board on which they serve.

Executive sessions of non-management Directors are regularly scheduled and were held five times during the year ended December 31, 2003. Executive sessions are attended only by non-employee directors, and those independent directors determine who will preside at each meeting.

Communication with the Board

Unitholders may communicate directly with the Board by sending communications to the attention of Brenda Lakner, One Cedar Point Drive, Sandusky, Ohio 44870-5259. The correspondence will be forwarded to the Chair of the Nominating and Corporate Governance Committee who will review the correspondence and take action accordingly.

CFMC has a toll-free hotline that is available to anyone, including unitholders, who wishes to bring a matter to the attention of the non-management Directors. The telephone number of the hotline is 800-650-0716. The Audit Committee of the Board of Directors is charged with reviewing information received and taking appropriate action as necessary.

Board Committees

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each Committee is composed entirely of independent Directors, as that term is defined in the NYSE listing standards. Each Committee's charter is available on the Partnership's website at www.cedarfair.com.

The Audit Committee is responsible for appointing and meeting with the Partnership's independent auditor and for assisting the Board in its oversight of the financial statement reporting, internal audit and risk management functions. The Audit Committee met five times in 2003. The members of the Audit Committee are: Richard S. Ferreira, Michael D. Kwiatkowski and Thomas A. Tracy. All of the members are independent as required under Section 301 of the Sarbanes-Oxley Act of 2002 and the NYSE listing standards. The Board has determined that each Committee member is financially literate, and Thomas A. Tracy is the designated financial expert. The Audit Committee's report is at page 24, and the Committee's Charter is attached as Exhibit C to this proxy statement.

The Compensation Committee is responsible for reviewing the Partnership's compensation and employee benefit policies and programs and recommending related actions, as well as executive compensation decisions, to the Board of Directors. The Compensation Committee met three times in 2003. The members of the Compensation Committee are: Richard S. Ferreira, Michael D. Kwiatkowski and David L. Paradeau. The Compensation Committee report is at page 18.

The Nominating and Corporate Governance Committee is responsible for identifying qualified director nominees to enhance the Board and for playing a leadership role in shaping the governance of CFMC. The Committee also annually reviews the performance of the Board. This Committee was created in December 2003, and therefore met only once in 2003. The members of the Nominating and Corporate Governance Committee are: Richard S. Ferreira, Michael D. Kwiatkowski, and David L. Paradeau. The Committee conducts all necessary and appropriate inquiries into the background and qualifications of Board candidates and is drafting guidelines for the Board of Directors concerning minimum candidate qualifications as well as specific qualifications necessary for one or more Directors to possess. The Partnership did not pay a fee to any third-party to identify or evaluate director nominees in 2003.

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B6 THE NEW YORK TIMES **BUSINESS** WEDNESDAY, DECEMBER 29, 2010

DealB%k

Failing Grades for the Ill-Fated Deal Makers of 2010

By STEVEN M. DAVIDOFF

Year-end is a time for professors to grade. In a similar spirit, I end this year by highlighting the lowlights of the year's deal making. These are, by category, the Deal Professor dropouts, the deal makers who deserve an F.

DEAL PROFESSOR

SHAREHOLDER RIGHTS Cedar Fair failed hands down. After missing earnings estimates and suspending its dividend, Cedar Fair, an amusement park operator, announced a $2.4 billion sale in December 2009 to the private equity firm Apollo Global Management. Cedar Fair is based in Sandusky, Ohio, and has a large local shareholder base.

These shareholders formed a core group protesting the low price and management's participation in the buyout. Cedar Fair responded by stonewalling its shareholders and postponing a vote on the deal at the last minute. Shareholders then held their own tea party revolt, convening an alternative shareholder meeting.

The sale was canceled, Cedar Fair's chief executive announced his retirement, and Cedar Fair is still grappling with a hedge fund activist shareholder. Deal makers should remember that shareholders do not react kindly when management tries to manipulate the sale process, especially when they can see management in the local coffee shop.

BIDDING TACTICS It was the year where Bruce Wasserstein's "Dare to Be Great" speech, egging on bidders to pay a full price, was turned on its head. Bidders, including Alimentation Couche-Tard for Casey's General Stores and Hertz Global for Dollar Thrifty, repeatedly refused to raise offers and walked instead.

In this vein and for the second year in a row an F goes to Agrium for its unsuccessful hostile offer for CF Industries. After missing the deadline to nominate directors to CF's board in 2009, Agrium failed to bid forcefully for CF in 2010 after waiting a year and arranging an ingenious solution to obtain antitrust clearance. Instead, the company dropped its bid just like everyone thought it would.

HARRY CAMPBELL

COMMUNICATIONS In this perennially competitive category for bad grades, the F this year goes to Dynegy. The energy company threatened its shareholders with possible bankruptcy if a sale to the Blackstone Group was not completed at $4.50 a share. The threat made the company appear heavy-handed with its shareholders and was ill conceived, because only a month after the Blackstone sale was canceled, the company agreed to sell itself to Carl C. Icahn for $5.50 a share. This latest sale is also being challenged by one of Dynegy's largest shareholders.

MANAGEMENT BUYOUTS Robert X. Sillerman, former chief executive of CKX, owner of the "American Idol" brand, receives an F. This year Mr. Sillerman made his second effort to acquire CKX, a company in which he owns 21 percent. As with his last proposal, this one was half-baked, lacking financing and was less than half the value of his initial offer in 2007. Mr. Sillerman withdrew his latest proposal in October, leaving CKX adrift without a plan.

Others deserving an F are Tilman Fertitta, chief executive of Landry's, for his second buyout effort of the restaurant company. Mr. Fertitta initially obtained the agreement of Landry's board to $14.50 a share to take Landry's private. He was then effectively forced by the hedge fund Pershing Square and the Delaware courts to raise his initial lowball bid to $24.50 a share.

J. Crew's chief executive, Millard S. Drexler, and the private equity firms TPG and Leonard Green also receive an F for appearing to manipulate the J. Crew sale process unduly in their favor. Among other maneuvers, these buyers dropped their offer at the last minute, leaving the impression they cowed the J. Crew special committee of independent directors into a sale.

CORPORATE LAW The most esteemed corporate law court in the land, that of Delaware, unfortunately gets an F for its opinion in the *Airgas* case. The Delaware Supreme Court's decision overruled shareholders who had voted for Airgas to hold its next meeting of directors in January 2011. The opinion ignored prior law on the issue, and instead appeared to be a political statement by the judges, who endorsed the board's central role over shareholders in resisting hostile takeovers.

ACQUISITION EFFORTS Charles River Laboratories International's effort to buy WuXi PharmaTech was particularly disastrous. Charles River again highlighted the oft-made point that poorly performing companies shouldn't try to climb their way to profit through risky, game-changing acquisitions. Charles River succeeded *only* in bringing the activist hedge funds out to deep-six the deal. Another acquirer meriting an F is General Motors for buying the subprime auto-finance company AmeriCredit at a high valuation. G.M. appears to be repeating the mistakes of its past by focusing on financing to bolster sales instead of simply making cars.

FINANCING The first F of 2010 went to the South Korean company Arigene in connection with its failed takeover of Trimeris. Upon announcement of the deal, Arigene's stock price fell almost 15 percent on the Korean stock exchange. Arigene was unable to complete an equity offering necessary to finance this acquisition.

Unfortunately, Arigene did not negotiate an ability to terminate its agreement for a failure to secure this financing. Early in 2010 Trimeris recognized that suing a Korean company with no assets in the United States might be a fruitless endeavor and terminated the deal.

CROSS-BORDER TRANSACTIONS There were two significant F's this year. Prudential of Britain receives a failing grade for its failure to correctly read its shareholders before agreeing to acquire American International Group's Asian business, AIA, in a $35.5 billion deal. Prudential's new chief executive violated a cardinal rule of deal making: Don't make big deals in your first years.

BHP Billiton and the Canadian government also receive an F. BHP Billiton receives this low grade for spending more than $800 million on failed takeover efforts for Rio Tinto and the Potash Corporation of Saskatchewan. Canada receives the F for rejecting BHP Billiton's Potash bid for blatantly political reasons.

INVESTMENT BANKERS Frank Quattrone's new investment bank, Qatalyst, receives an F for the fairness opinion and valuation it provided to 3Par in connection with Dell's offer to acquire the company at $18 dollar a share. Hewlett-Packard subsequently paid $33 a share for the company, almost double Dell's initial offer.

Steven M. Davidoff, a former corporate lawyer at Shearman & Sterling, is a professor at the University of Connecticut School of Law. His columns can be found at nytimes.com/dealbook.